Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors of Alamo Group Inc.

We consent to the incorporation by reference in the registration statements Nos. 33-91804, 333-88454 and 333-143216 on Form S-8 of Alamo Group Inc. of our reports dated March 14, 2011, with respect to the consolidated balance sheets of Alamo Group Inc. and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of income, stockholders’ equity, and cash flows for the years ended December 31, 2010 and 2009, and the effectiveness of internal control over financial reporting as of December 31, 2010, which reports appear in the December 31, 2010 annual report on Form 10-K of Alamo Group Inc.

Our report on the consolidated financial statements refers to the Company’s adoption of Accounting Standards Topic 805, Business Combinations during the year ended December 31, 2009.

San Antonio, Texas March 14, 2011	/s/KPMG LLP